UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐   No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No  ☐

Other Events

On December 1, 2015, Adaptimmune Therapeutics plc (the “Company”) and Seattle-based Universal Cells Inc. issued a press release announcing that they have entered into a collaboration and exclusive license agreement for the development of allogeneic T-cell therapies.  The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.  On December 3, 2015, the Company issued a press release announcing that it has won the Financing Deal of the Year Award at the 2015 Scrip awards.  The press release is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

Exhibits

99.1 Press release dated December 1, 2015

99.2 Press release dated December 3, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: December 3, 2015

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